Exhibit 1

Macrocure Ltd. Announces Results for Phase III Clinical Trial of CureXcell®
 in Diabetic Foot Ulcers and Provides Corporate Update

PETACH TIKVA, Israel, October 27, 2015 -- Macrocure Ltd. (“Macrocure” or the “Company”) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on advancing its novel therapeutic platform to address chronic and hard-to-heal wounds, today announced that results from a pivotal Phase 3 multicenter, randomized, double-blind, parallel-group, sham-controlled study (MC-102) of CureXcell® in the treatment of diabetic foot ulcers (DFUs) did not meet its primary endpoint.  CureXcell, the Company’s lead product candidate, did not show a statistically significant proportion of subjects with complete closure at 16 weeks and sustained complete closure for four additional weeks.  In addition, CureXcell did not meet the secondary endpoints of the study.

“We plan to further analyze data from this Phase 3 study of CureXcell in DFU to understand why this trial did not meet its study endpoints, and determine the potential ongoing merits of the underlying technology,” said Nissim Mashiach, President and Chief Executive Officer of Macrocure.  “With today’s announcement, we remain focused on the interests of all stakeholders of Macrocure and are committed to maximizing the value of the Company.  Therefore, we will analyze all strategic options for the Company and continue to focus on managing and conserving our existing cash,” Mr. Mashiach concluded.

As of September 30, 2015, the Company had a preliminary estimated and unaudited cash balance of approximately $30 million.  The Company had no debt outstanding.

About CureXcell® in Treating Lower Extremity Chronic Ulcers in Adults With Diabetes:

Official Title: A Phase III Multicenter, Randomized, Double-Blind, Parallel-Group, Sham-Controlled Study to Evaluate the Safety, Tolerability and Efficacy of CureXcell® as an Adjunct to Good Wound Care in Lower Extremity Chronic Ulcers in Adults With Diabetes Mellitus (https://clinicaltrials.gov/ct2/show/NCT01421966)

Primary Outcome Measures:

•
Proportion of patients with complete healing/closure of their target ulcer at any time during the 16-week double-blind core treatment period with sustained complete closure for 4 additional weeks of follow-up. [Time Frame: up to 20 weeks] [Designated as safety issue: No]

Secondary Outcome Measures:

•
Proportion of patients achieved Target Ulcer closure at two consecutive visits at least two weeks apart with initial confirmation of Target Ulcer healing at any time during the core double-blind treatment phase.

•
Proportion of patients with complete closure of Target Ulcer within 98 days of the core double blind treatment period (corresponds to CDB12 visit plus 2 weeks window period) with sustained closure for 4 additional weeks.

•	Proportion of patients with at least 50% closure of Target Ulcer during core double blind treatment phase.

•	Time to complete closure of the Target Ulcer during the core double additional weeks of follow-up.

•	Proportion of patients whose Target Ulcer completely closed during the core double blind treatment phase and remained closed at the FU12 follow-up visit.

•
Proportion of patients with a negative ulcer-related outcome, defined by any of the following events during the double-blind treatment phase: new or worsening infection, early discontinuation from study due to inadequate ulcer-healing or adverse events, or the development of cellulitis, osteomyelitis, increased ulcer size and severity or need for amputation.

•	Proportion of patients whose Target Ulcer recurred during the follow up period after achieving closure during the core double blind treatment phase.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers.  The Company’s approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure.  CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process.  CureXcell is currently completing two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee.  CureXcell has been approved in Israel.  For more information, please visit: www.macrocure.com.

About Diabetic Foot Ulcers

Diabetic foot ulcers are red sores that can occur most often on the pad (ball) of the foot or the bottom of the big toe.  Ulcers can also form from poorly fitted shoes, especially on the sides of the foot, the tops of the toes, or the heel of the foot (Source http://www.webmd.com/diabetes/diabetic-foot-ulcer).

For Further Information, please contact:

David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
(212) 867-1762